UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

ADVAXIS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

007624109
(CUSIP Number)

February 14, 2011
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑	Rule 13d-1(b)
☑	Rule 13d-1(c)
❑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Optimus CG II, Ltd.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)	❑
(b)	❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

4,010,038 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

4,010,038 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,010,038 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

1.9%

12.	TYPE OF REPORTING PERSON

OO

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1.	NAME OF REPORTING PERSON

Optimus Capital Partners, dba Optimus Life Sciences Capital Partners, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-0492860

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)	❑
(b)	❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

4,010,038 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

4,010,038 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,010,038 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

1.9%

12.	TYPE OF REPORTING PERSON

HC

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ITEM 1	(a)	Name of Issuer:

Advaxis, Inc.

(b)	Address of Issuer’s Principal Business Office:

Technology Centre of New Jersey
675 Route 1, Suite B113
North Brunswick, NJ 08902

ITEM 2	(a)	Name of Person Filing:

This statement is filed by Optimus CG II, Ltd. with respect to shares of common stock, $0.001 par value per share, of the issuer beneficially owned by it and by Optimus Capital Partners, LLC with respect to the shares beneficially owned by Optimus CG II, Ltd.

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Optimus CG II, Ltd. is:
Cricket Square, Hutchins Drive, Grand Cayman, KY1-1111 Cayman Islands.

The address of the principal business office of Optimus Capital Partners, LLC is:
11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

(c)	Citizenship:

Optimus CG II, Ltd. is a Cayman Islands exempted company.
Optimus Capital Partners, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP NUMBER:

007624109

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.
❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
❑	d.	Investment company registered under Section 8 of the Investment Company Act.
❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
❑	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
❑	h.	A savings association as defined I Section 3(b) of the Federal Deposit Insurance Act
❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:  See item 9 of cover pages.

(b)           Percent of class:  See item 11 of cover pages.

(c)           Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:

(ii)           Shared power to vote or to direct the vote:

(iii)           Sole power to dispose or to direct the disposition of:

(iv)           Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

The number of shares reported herein are comprised of a common stock warrant held by Optimus CG II, Ltd. exercisable for up to 4,010,038 shares.  The warrant is subject to a contractual 9.9% ownership limitation for the holder and its affiliates.  For purposes of calculating the percent of class, the reporting persons have assumed that the warrant is exercised and a total of 210,645,862 shares of common stock are outstanding prior to such exercise, such that the 4,010,038 shares issuable upon such exercise represent approximately 1.9% of the class subsequent to such issuance.

Optimus Capital Partners, LLC directly owns no shares of the issuer.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Optimus Capital Partners, LLC may be deemed to beneficially own and/or control the shares owned by Optimus CG II, Ltd.  Optimus Capital Partners, LLC disclaims beneficial ownership and control of any of the securities covered by this statement.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ☑

ITEM 6:	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

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ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011	OPTIMUS CG II, LTD

	By:	/s/ Terry Peizer
	Name:	Terry Peizer
	Its:	Managing Director

Dated: February 14, 2011	OPTIMUS CAPITAL PARTNERS, LLC

	By:	/s/ Terry Peizer
	Name:	Terry Peizer
	Its:	Managing Director

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EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G

EXHIBIT 2

Joint Filing Agreement among Optimus CG II, Ltd. and Optimus Capital Partners, LLC

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Exhibit 1

Optimus CG II, Ltd. is a subsidiary of Optimus Capital Partners, LLC

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Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of February 14, 2011, is made by and among Optimus CG II, Ltd. and Optimus Capital Partners, LLC (each, a “Filer” and, together, the “Filers”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

 Each of the Filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the Filers and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the Filers without the necessity of filing additional joint filing agreements. Each Filer acknowledges that such Filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such Filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other Filers, except to the extent that such Filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice to the other Filers.

Dated: February 14, 2011	OPTIMUS CG II, LTD

	By:	/s/ Terry Peizer
	Name:	Terry Peizer
	Its:	Managing Director

Dated: February 14, 2011	OPTIMUS CAPITAL PARTNERS, LLC

	By:	/s/ Terry Peizer
	Name:	Terry Peizer
	Its:	Managing Director

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